ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________

БИК ____________________
Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 02.08.2006г. № 10.2-2/08-34[redacted]

на № ________ от ________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED
STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States

06015885

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for ~~Public Joint Stock Company~~ "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

PROCESSED
AUG 10 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG -9 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

V. A. Statuev,
Deputy Director General –
Director for Security and Secrecy Regime
"Southern Telecommunications Company" PJSC

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ" РОССИЙСКАЯ ФЕДЕРАЦИЯ КРАСНОДАРСКИЙ КРАЙ г. КРАСНОДАР * ИНН 2308025192 *

dw 8/9

Notification on the facts

that may influence significantly the price of a Joint –Stock Company's securities

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF A JOINT-STOCK COMPANY"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

Date of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: August 1, 2006.

Date and number of the Minutes of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: August 1, 2006, Minutes № 5.

Substance of the decision adopted by the Board of Directors (supervisory board) of a Joint –Stock Company:

To form the following composition of UTK's Management Board 9 persons in number whose term of office is valid from August 1, 2006 till August 1, 2007 inclusive:

№	Full name of the corresponding person	The person's shareholding in the authorized capital of a Joint –Stock Company	Portion of the ordinary shares of a Joint – Stock Company owned by the person	The person's shareholding in the authorized capitals of subsidiaries and associates of a Joint – Stock Company	Portion of the common stock of subsidiaries and associates of a Joint – Stock Company owned by the person	Portion of the ordinary shares of a Joint –Stock Company and/or its subsidiaries and associates that can be acquired by such person in accordance with his rights to options of the Issuer and/or its subsidiaries and associates granted to the person
1.	Alexander Vladimirovich Andreev	0	0	0	0	0
2.	Yevgeny Nikolaevich Poyarkov	0	0	0	0	0
3.	Lyudmila Ivanovna Devyatkina	0	0	0	0	0
4.	Yevgeny Borisovich Rzhevsky	0,000004%	0.000003%	0	0	0
5.	Denis Yurievich Kondrakov	0	0	0	0	0
6.	Vladislav Andreevich Statuev	0	0	0	0	0

7.	Stanislav Petrovich Borodin	0	0	0	0	0
8.	Tatiana Viktorovna Rusinova	0	0	0	0	0
9.	Yuriy Valentinovich Metla	0,0003%	0,01%	0	0	0

3. Подпись

3.1. Deputy Director General – Director for Security and Secrecy Regime ____________ V. A. Statuev

(подпись)

3.2. Дата " 01 " августа 20 06 г. М.П.